Exhibit 99.2


                          HEALTHCARE TECHNOLOGIES LTD.
                               32 HASHAHAM STREET
                           PETACH TIKVA 49170, ISRAEL


                PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                DECEMBER 20, 2004

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS PLEASE DATE, SIGN AND MAIL YOUR PROXY BACK AS SOON AS POSSIBLE!

     The undersigned hereby appoints Messrs. Yacob Ofer and Eran Rotem, or either of them, each with full power of substitution, the true and lawful attorneys, agents and proxies to vote at the Annual General Meeting of Shareholders of Healthcare Technologies Ltd. (the "COMPANY") to be held on Monday, December 20, 2004 at 10:30 a.m. (local time) at our headquarters, 32 HaShaham Street, Petach Tikva, Israel, and at all adjournments or postponements thereof, all Ordinary Shares of the Company which the undersigned is entitled to vote as directed below, and in their discretion upon such other matters as may come before the meeting.

     The shares represented hereby will be voted in accordance with the choices specified by the shareholder in writing herein. IF NOT OTHERWISE SPECIFIED BY THE SHAREHOLDER, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR NAMED HEREIN AND FOR THE OTHER MATTERS DESCRIBED HEREIN.

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1.      PROPOSAL NO. 1:  ELECTION OF CLASS B AND CLASS D DIRECTORS.
        Class B Nominees: Mr. Israel Amir and Prof. Samuel Penchas              FOR ALL
        Class D Nominees: Messrs. Daniel Kropf and Yacob Ofer                   NOMINEES          WITHHOLD
        Please note that the  Directors  are elected as a group,  not           LISTED     [_]    AUTHORITY   [_]
        individually.

        THIS    NOTICE   IS    Please  indicate   whether  or  not  you  have  a                    YES      NO
        VERY     IMPORTANT!    PERSONAL  INTEREST (as defined  below) in each of
        PLEASE   READ   THE    the following  proposals by marking an "X" in the    PROPOSAL
        DEFINITION    BELOW    appropriate  box (YES/NO).  IF AN X IS NOT MARKED    NO. 3           [_]      [_]
        PRIOR  TO   FILLING    IN EITHER  COLUMN,  YOUR VOTE IN RESPECT OF THOSE
        OUT THIS SECTION.      PROPOSALS WILL BE DISQUALIFIED.


        Under the Israeli  Companies Law - 1999, a "PERSONAL  INTEREST" is defined as: (1) a  shareholder's  personal interest in the approval of an act or a transaction  of the Company,  including (i) the personal  interest of his or her  relative  (which  includes  for these  purposes  any members of his/her  immediate  family or the spouses  of any such  members  of his or her  immediate  family);  and  (ii) a  personal  interest  of a body corporate  in which a  shareholder  or any of his/her  aforementioned  relatives  serves as a director or the chief executive  officer,  owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive  officer,  but (2) excludes a personal  interest arising solely from the fact of holding shares in the Company or in a body corporate.


2.      PROPOSAL NO. 2:  REELECTION  OF PROF.  VARDA  ROTTER TO SERVE AS AN EXTERNAL  DIRECTOR OF THE
        COMPANY.

        FOR     [_]                      AGAINST     [_]                    ABSTAIN     [_]

3.      PROPOSAL NO. 3: APPROVAL OF THE TERMS OF THE PROFESSIONAL  SERVICES  AGREEMENT BETWEEN GAMIDA
        FOR LIFE  (ISRAEL)  LTD.  AND THE  COMPANY  REGARDING  THE  SERVICES OF MR.  DANIEL  KROPF AS
        CHAIRMAN OF THE BOARD OF DIRECTORS, AS FURTHER DESCRIBED IN THE PROXY STATEMENT.

        FOR     [_]                      AGAINST     [_]                    ABSTAIN     [_]
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4.      PROPOSAL  NO. 4:  GRANT OF OPTIONS TO MR.  YACOB  OFER,  TO  PURCHASE  UP TO 62,500  ORDINARY
        SHARES OF THE COMPANY, AS FURTHER DESCRIBED IN THE PROXY STATEMENT.

        FOR     [_]                      AGAINST     [_]                    ABSTAIN     [_]

5.      PROPOSAL NO. 5. ENGAGEMENT OF ELIEZER  HELFAN,  ADV. FOR THE PROVISION OF LEGAL SERVICES WITH
        RESPECT TO THE COMPANY'S INVESTMENT IN PROCOGNIA, IN CONSIDERATION FOR $6,000.

        FOR     [_]                      AGAINST     [_]                    ABSTAIN     [_]

6.      PROPOSAL NO. 6 ENGAGEMENT OF PROF.  ETHAN RUBINSTEIN TO ATTEND  PROCOGNIA'S  BOARD MEETING IN
        LONDON  REGARDING THE COMPANY'S  INVESTMENT  IN  PROCOGNIA,  INCLUDING HIS EXPENSES  INCURRED
        THEREWITH AMOUNTING TO $2,000.

        FOR     [_]                      AGAINST     [_]                    ABSTAIN     [_]

7.      PROPOSAL NO. 7:  APPOINTMENT  OF KOST,  FORER,  GABBAY & KASIERER AS THE  INDEPENDENT  PUBLIC
        ACCOUNTANTS OF THE COMPANY AS FURTHER DESCRIBED IN THE PROXY STATEMENT.

        FOR     [_]                      AGAINST     [_]                    ABSTAIN     [_]
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     THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO
DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.
THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO
DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.

     The undersigned hereby acknowledges receipt of the Notice of an Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

______________________          (DATE) ________________________

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR ON THIS PROXY. WHEN SHARES ARE HELD JOINTLY, EACH HOLDER SHOULD SIGN. WHEN SIGNING AS EXECUTOR, ADMINISTRATOR, ATTORNEY, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH. IF THE SIGNER IS A CORPORATION, PLEASE SIGN FULL CORPORATE NAME BY DULY AUTHORIZED OFFICER, GIVING FULL TITLE AS SUCH. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.